

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2023

Mark Kay
Chief Executive Officer
Zerify, Inc.
1090 King Georges Post Road , Suite 603
Edison, NJ 08837

> **Re: Zerify, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed April 14, 2023**
> **File No. 000-55012**

Dear Mark Kay:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 9A. Controls and Procedures , page 30

1.   Your disclose on page 19 indicates that you have evaluated your internal control over financial reporting and your disclosure controls and procedures and concluded that they were not effective as of December 31, 2022. However, you have not included Management's annual report on internal control over financial reporting in your 10-K. Separate disclosures are required for Disclosure Controls and Procedures pursuant to Item 307 of Regulation S-K and for Internal Control Over Financial Reporting pursuant to Item 308 of Regulation S-K. Please amend your 10-K for the fiscal year ended December 31, 2022 to include Management's annual report on internal control over financial reporting and include all the information required by Item 308(a) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Laura Veator, Senior Staff Accountant, at (202)-551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202)-551-3488 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology